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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of September 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

1.   PRESS RELEASE dated SEPTEMBER 13, 2006
2. CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JULY 29, 2006 AND JULY 31, 2005 (unaudited)
3.   MANAGEMENT'S DISCUSSION AND ANALYSIS

4.   CERTIFICATION OF INTERIM FILINGS - MICHAEL FREEL

5.   CERTIFICATION OF INTERIM FILINGS - VICTOR D'SOUZA

POLYAIR INTER PACK INC. ANNOUNCES 2006 THIRD QUARTER RESULTS AND SALE / LEASEBACK OF PRODUCTION FACILITY

TORONTO, September 13, 2006 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported a net profit from continuing operations of $0.2 million on sales of $31.3 million for the fiscal quarter ended July 29, 2006, compared with a net loss from continuing operations of $0.2 million on sales of $27.8 million for the third quarter of 2005. In fiscal 2006 the Company has reported results from its Pool Division as discontinued operations to reflect the potential sale of this business.

------------------------------------------------------------------------------------------------------------------
All amounts are expressed in thousands of U.S. dollars, except for number of shares outstanding and per share amounts. *

                                                                 3 Months Ended               9 Months Ended
                                                            29-Jul        31-Jul            29-Jul      31-Jul
                                                             2006          2005              2006        2005
                                                         ------------------------        ----------------------
Sales from continuing operations
   - Packaging Products                                     $31,333      $27,809           $90,586     $85,360

Earnings  from continuing operations
  before Interest, Taxes, Depreciation                        2,708          748             4,245       4,737
  and Amortization (EBITDA)**

Net gain (loss) from continuing operations                      151         (220)           (1,981)     (1,063)
Net loss from discontinued operations                        (7,702)      (2,673)          (13,167)     (6,243)
Net loss                                                    ($7,551)     ($2,893)         ($15,148)    ($7,306)

Net gain (loss) per share from continuing operations
                                           - Basic            $0.01       ($0.04)           ($0.32)     ($0.18)
                                           - Diluted          $0.00       ($0.04)           ($0.32)     ($0.18)

Net loss per share from discontinued operations
                                           - Basic           ($1.13)      ($0.40)           ($1.94)     ($0.94)
                                           - Diluted         ($1.13)      ($0.40)           ($1.94)     ($0.94)

Net loss per share
                                           - Basic           ($1.13)      ($0.44)           ($2.26)     ($1.12)
                                           - Diluted         ($1.13)      ($0.44)           ($2.26)     ($1.12)

---------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding
  (in millions)                            - Basic              6.8          6.8               6.8         6.6
                                           - Diluted            7.4          6.8               6.8         6.6

* Prior period amounts have been reclassified from statements previously presented to conform to the presentation of the 2006 third quarter Consolidated Interim Financial Statements.


** EBITDA is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that EBITDA should not be considered as an alternative to net income or loss or cash from operating activities as an indicator of the Company's performance or cash flows. EBITDA, as calculated by the Company, is net income or loss before extraordinary items, net interest expenses and other, depreciation and amortization, and income taxes. Full interim financial statements along with Management's Discussion and Analysis can be obtained from SEDAR (www.sedar.com) and the Company's web site at www.polyair.com


The results of the Company's Packaging Division have continued to improve from those reported earlier in the fiscal year due to increased sales volumes and gross margins. Profitability improved in the quarter primarily as a result of the combined impact of lower material costs and price increases announced in late 2005. Additionally increased sales volumes allowed for higher labour and overhead absorption. These operating gains were partially offset by higher interest costs. The Company has reported an increase in EBITDA for the third quarter of fiscal 2006 compared to the EBITDA for the third quarter of fiscal 2005. The increase is due primarily to the Company's increase in gross margin.

In its previous releases the Company had announced its intent to sell certain non-core assets and in the third quarter it made progress on several fronts. During the quarter, the Company completed the sale of its Pool Accessories unit and subsequent to the quarter end it sold its Above Ground Pool unit. The Company also entered into an agreement in principle to sell the remaining unit, Pool Equipment and expects to close this sale by the end of September 2006. In fiscal 2006 the Company has reported its Pool Division's results as a discontinued operation and in the third quarter of fiscal 2006 it booked a charge of $3.1 million to reflect the expected proceeds that would be realized upon the sales of these assets. The Company reported a loss from its Pool Division of $7.7 million in the third quarter of fiscal 2006 ($2.7 million in 2005) and $13.2 million for the 2006 fiscal year ($6.2 million in 2005).

The second non-core asset that the Company had been seeking to sell was its Toronto Packaging facility. Subsequent to the quarter end, it entered into an agreement for the sale and lease back of this facility, and expects to be able to apply net proceeds of approximately $6 million against its bank debt. This property has industrial contamination and the Company had previously entered into a put/call agreement with a related party that gave the holder the right to acquire the property for $2.7 million. The Company and put/call holder have reached an agreement in principle under which the put/call holder will consent to the sale of the property in return for a payment of $1.3 million. Subject to obtaining certain consents the Company expects to complete the sale of the property in early October 2006.

The Company also announced that its lenders have agreed in principle to amend the Company's third quarter financial covenants to accommodate losses incurred in the Company's pool division and to provide a $2.5 million interim working capital facility to finance the Company pending the completion of the above mentioned sales.

"The last several months have been challenging for the Company and I am pleased to report progress in improving the profitability of the packaging business and the sale of non-core assets. I appreciate the effort of our employees and the confidence of our customers and lenders as the Company completes this difficult transition period." stated Victor D'Souza, interim CEO in announcing the Company's results.

Polyair Inter Pack Inc. (www.Polyair.com) in its Packaging Division manufactures and distributes a wide range of protective packaging products in North America. The Company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, financing and the sale of non-packaging assets. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc.
Phone: 416-679-6591
Email: sreay@polyair.com

                    Consolidated Interim Financial Statements

                             POLYAIR INTER PACK INC.

           Three and nine months ended July 29, 2006 and July 31, 2005

                                    Unaudited

POLYAIR INTER PACK INC.
Consolidated Interim Balance Sheets
(In thousands of U.S. dollars)

Unaudited

                                                        AS AT             AS AT            AS AT
                                                       July 29,         October 31,       July 31,
                                                         2006              2005            2005
--------------------------------------------------------------------------------------------------
Current Assets:
       Cash                                           $    120         $     183        $     350
       Accounts receivable, net                         13,649            23,264           28,162
       Due from joint venture                                -                38              875
       Inventory                                         9,632            28,421           30,682
       Prepaid expenses and other                        1,406             2,565            2,466
       Income taxes receivable                             656             1,953            2,478
       Future income tax                                 1,634             1,422            1,527
       Assets held for sale (note 3)                    18,551                 -                -
       -------------------------------------------------------------------------------------------
                                                        45,648            57,846           66,540

Property, plant and equipment, net (note 4)             34,121            38,749           42,589

Future income tax                                        5,617             1,969            3,105

Intangible and other assets, net (note 4)                2,989             2,800            1,420
Assets held for sale (note 3)                              955                 -                -
--------------------------------------------------------------------------------------------------
                                                      $ 89,330         $ 101,364        $ 113,654
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Bank indebtedness                              $ 19,371         $  21,096        $  27,201
       Accounts payable and accrued liabilities         38,423            31,685           28,430
       Due to joint venture                                273                 -                -
       Income taxes payable                                214               113               30
       Current portion of long-term debt                17,276            20,161           17,159
--------------------------------------------------------------------------------------------------
                                                        75,557            73,055           72,820

Other long-term liabilities                                426                 -                -
Long-term debt                                               -                 -            3,618
Convertible note                                           705               876              928
Future income tax                                        3,446             3,720            4,879
--------------------------------------------------------------------------------------------------
                                                         4,577             4,596            9,425

Shareholders' equity:
       Convertible debt                                  4,506             4,343            4,226
       Capital stock                                    13,183            13,183           13,147
       Contributed surplus                                 326               212              176
       Retained earnings / (deficit)                   (12,537)            2,821           11,233
       Cumulative translation account                    3,718             3,154            2,627
--------------------------------------------------------------------------------------------------
                                                         9,196            23,713           31,409
       Basis of presentation (note 1)
--------------------------------------------------------------------------------------------------
                                                      $ 89,330         $ 101,364        $ 113,654
--------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Interim Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)
Three and nine months ended July 29, 2006 and July 31, 2005

Unaudited

 ----------------------------------------------------------------------------------------------------------
                                                          3 MONTHS ENDED                 9 MONTHS ENDED
                                                      July 29,       July 31,        July 29,      July 31,
                                                        2006           2005           2006           2005
-----------------------------------------------------------------------------------------------------------
Sales                                             $    31,333    $    27,809    $    90,586    $    85,360

Cost of sales                                          25,993         23,904         78,686         72,383
-----------------------------------------------------------------------------------------------------------

Gross profit                                            5,340          3,905         11,900         12,977

Selling, general and administrative expenses            4,239          4,342         12,716         13,082

Net interest expense and other                            693            557          1,629          2,063
-----------------------------------------------------------------------------------------------------------
Profit (loss) before income taxes                         408           (994)        (2,445)        (2,168)

Income taxes (recovery):
      Current                                            (102)          (351)            99           (964)
      Future                                              359           (423)          (563)          (141)
-----------------------------------------------------------------------------------------------------------
                                                          257           (774)          (464)        (1,105)
-----------------------------------------------------------------------------------------------------------
Net profit (loss) for the period from
      continuing operations                       $       151    $      (220)   $    (1,981)   $    (1,063)

Net loss from discontinued
      operations, net of tax (note 7)                  (7,702)        (2,673)       (13,167)        (6,243)
-----------------------------------------------------------------------------------------------------------
Net loss                                               (7,551)        (2,893)       (15,148)        (7,306)

Retained earnings (deficit), beginning of
      period                                           (4,869)        14,186          2,821         18,648

Convertible note charge                                  (117)           (60)          (210)          (109)
-----------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of period        $   (12,537)   $    11,233    $   (12,537)   $    11,233
===========================================================================================================

Net loss per share from continuing operations
           Basic                                  $      0.01    $     (0.04)   $     (0.32)   $     (0.18)
           Diluted                                $      0.00    $     (0.04)   $     (0.32)   $     (0.18)

Net loss per share from discontinued operations
           Basic                                  $     (1.13)   $     (0.40)   $     (1.94)   $     (0.94)
           Diluted                                $     (1.13)   $     (0.40)   $     (1.94)   $     (0.94)

Net loss per share
           Basic                                  $     (1.13)   $     (0.44)   $     (2.26)   $     (1.12)
           Diluted                                $     (1.13)   $     (0.44)   $     (2.26)   $     (1.12)
===========================================================================================================

Weighted average number of shares outstanding
           Basic                                    6,797,250      6,770,638      6,797,250      6,607,617
           Diluted                                  7,396,052      6,770,638      6,797,250      6,607,617
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Interim Statements of Cash Flows
(In thousands of U.S. dollars)
Three and nine months ended July 29, 2006 and July 31, 2005

Unaudited
 --------------------------------------------------------------------------------------------------
                                                       3 MONTHS ENDED            9 MONTHS ENDED
                                                    July 29,    July 31,    July 29,      July 31,
                                                      2006        2005       2006          2005
Operating activities:
Net loss                                           $ (7,551)   $ (2,893)   $(15,148)   $ (7,306)
   Items which do not involve cash:
     Depreciation and amortization                    1,655       1,662       5,115       5,675
     Writedown of property, plant and equipment,
          intangible assets and inventory
          related to discontinued operations          3,101           -       4,950           -
      Stock based compensation                           39          69         114          86
      Future income taxes                            (1,442)     (1,698)     (4,034)     (2,240)
      Other                                              (8)          -          13           -

   Change in non-cash operating working capital:
      Accounts receivable                            20,205      20,175      (4,165)     (3,139)
      Inventory                                      10,579      14,284      10,868      11,307
      Prepaid expenses and other                      1,352         867         870         174
      Accounts payable and accrued liabilities        1,395      (4,179)      6,743      (6,620)
      Income taxes payable (receivable)                 176       1,156         312      (1,183)
   Interest on convertible debenture                    (96)        (42)       (208)       (124)
------------------------------------------------------------------------------------------------
                                                     29,405      29,401       5,430      (3,370)

Investing activities
   Purchase and deposits on equipment                  (338)     (1,051)     (1,419)     (5,053)
   Proceeds from sale of equipment                      498           -         616          49
   Due to joint venture                                 114        (165)        563        (162)
   Purchase Other Assets                               (338)         29        (604)       (101)
------------------------------------------------------------------------------------------------
                                                        (64)     (1,187)       (844)     (5,267)

Financing activities:
   Increase in long-term debt                             -           -           -       1,741
   Repayment of long-term debt                         (993)     (1,058)     (3,093)     (5,055)
   Net increase (decrease) in bank indebtedness     (28,777)    (27,137)     (1,725)      8,618
   Other                                                 (7)          -          (7)          -
   Stock options exercised                                -          88           -       1,631
-----------------------------------------------------------------------------------------------
                                                    (29,777)    (28,107)     (4,825)      6,935

Effect of currency translation on cash balances         485        (347)        176        (234)

Increase (decrease) in cash                              49        (240)        (63)     (1,936)
Cash, beginning of period                                71         590         183       2,286
-----------------------------------------------------------------------------------------------
Cash, end of year period                           $    120    $    350    $    120    $    350
===============================================================================================
Supplemental cash flow information:
   Interest paid                                   $  1,154    $    931    $  3,166    $  2,576
   Net income taxes refunded                       $    411    $    996    $    420    $    705
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Interim Financial Statements
(In thousands of U.S. dollars, except where noted)
Three and nine months ended July 29, 2006 and July 31, 2005

Unaudited
--------------------------------------------------------------------------------

1.   Basis of presentation:

     During the first three quarters of 2006 the Company and its lenders agreed on several amendments to the terms of its credit facilities. These amendments were required in order to accommodate losses incurred, to provide working capital and to allow the Company sufficient time to divest the Pool division. Early in the fourth quarter of 2006, the lenders further amended the financial covenants to accommodate losses incurred in the Pool division as at July 29, 2006 and the fact that the sale of the Pool division had not been fully completed by the end of the third quarter. The lenders also agreed in principle to provide a working capital loan of $2.5 million repayable upon receipt of proceeds from the sale of the remainder of the Pool division and of the real estate. Following these amendments, the Company was in compliance with all debt covenants as at July 29, 2006. The Company's ongoing ability to meet its amended covenants is dependent on an improvement in its profitability. At July 29, 2006 this improvement was not clearly established and it is therefore likely that in future periods the Company may not be able to meet the minimum earnings level required in order for it to be in full compliance with its revised covenants. The Company has determined that until a return to this required level of profitability has been established it is appropriate to continue to classify the term loans provided by these lenders as current. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in notes 9 and 10 of the Consolidated Financial Statements for the year ended October 31, 2005.

     These Consolidated Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized the Company is dependent upon the continued support of the Company's lenders and creditors, completion of the sale of the remainder of the Pool division and real estate assets, and increased profitability of the Company's packaging segment, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin (a significant raw material component in the packaging business). If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these Consolidated Interim Financial Statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

     In late 2005 the Company's Board of Directors determined that the Pool division should be divested and in early 2006 the Company concluded that the Pool division would likely be divested within a year. As a consequence the Company has reported this division's results as discontinued operations in its 2006 fiscal year. In accordance with the Board's directive the Company actively sought buyers for the assets of its Pool division and prior to the end of the third quarter 2006 it sold assets associated with its Pool Accessories business. Subsequent to the end of the third quarter 2006, the Company completed the sale of the Above Ground Pool business and it has entered into an agreement in principle to sell the Pool Equipment business (note 9). Above Ground Pool and Pool Equipment assets were written down during the third quarter 2006 to a value equal to the expected sale proceeds. Upon completion of the Pool Equipment sale, the only significant asset of the Pool division that will be remaining will be accounts receivable.

2.   Significant accounting policies:

     These Consolidated Interim Financial Statements do not contain all disclosures required by Canadian general accepted accounting principles "GAAP" and therefore, should be read in conjunction with the Company's Consolidated Financial Statements for the year ended October 31, 2005. These financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the Consolidated Financial Statements for the year ended October 31, 2005.

3.   Assets held for Sale:

     Subsequent to the end of the third quarter 2006, the Company sold the Above Ground Pool business of its Pool division. Furthermore it entered into an agreement to sell the Pool Equipment business of its Pool division. The Company sold and entered into an agreement to sell inventory, equipment and intellectual property associated with these two businesses for total consideration that was less than the book value of the assets sold. To reflect the valuation ascribed by these sale transactions, the pool inventory and equipment was written down by a total of $3.1 million in the third quarter 2006.

4.   Property, Plant and Equipment and Intangible Assets:

     In the fourth quarter 2005, the Company wrote down the Pool division's property, plant and equipment to a value equal to their projected undiscounted future cash flows. In the second quarter 2006 a further impairment charge of $0.1 million was made to reflect the selling value of machinery and equipment sold as part of the sale of the Pool Accessories business. Consistent with this treatment, capital expenditures of $0.3 million incurred by the Pool division in the first through third quarters of 2006 were fully expensed.

     Additionally, for the nine months ended July 29, 2006, the Company recognized an impairment charge of $0.4 million for intangible assets related to the Pool division. All of the charges above, totalling $0.3 million for the third quarter 2006 and $0.8 million for the nine months ending July 29, 2006, have been included in the calculation of Net Loss from Discontinued Operations.

5.   Segmented information:

     The Company currently manufactures and markets packaging and pool products; however, once the sale of the pool products segment is completed, the Company will continue to operate with its packaging products segment as its principle business. As a result, the comparable 2005 segment numbers have been reclassified to conform to the 2006 presentation. In its packaging products segment, the Company operates principally in the United States and Canada.

       By geographic region:
----------------------------------------------------------------------------------------
                                            3 MONTHS ENDED          9 MONTHS ENDED
                                            July 29,   July 31,        July 29, July 31,
                                          2006         2005        2006            2005
----------------------------------------------------------------------------------------
Sales from continuing operations:
        United States                  $ 24,686      $22,071    $ 72,652        $ 69,518
        Canada                            6,647        5,738      17,934          15,842
----------------------------------------------------------------------------------------
Total                                  $ 31,333      $27,809    $ 90,586        $ 85,360
========================================================================================


========================================================================================
                                                                           AS AT
                                                                       July 29, July 31,
                                                                   2006            2005
----------------------------------------------------------------------------------------
Property, plant, equipment and goodwill in continuing operations
        United States                                           $ 18,156        $ 18,746
        Canada                                                   16,916          17,979
----------------------------------------------------------------------------------------
Total                                                           $ 35,072        $ 36,725
========================================================================================

5.     Segmented information:


       By operating segment:

----------------------------------------------------------------------------------------
                                            3 MONTHS ENDED          9 MONTHS ENDED
                                            July 29,   July 31,        July 29, July 31,
                                          2006         2005        2006            2005
----------------------------------------------------------------------------------------
Depreciation and amortization:
        Packaging products             $ 1,607       $ 1,185    $ 5,061         $ 4,872
        Pool products                       48          477          54             803
----------------------------------------------------------------------------------------
Total                                  $ 1,655       $ 1,662    $ 5,115         $ 5,675
========================================================================================


----------------------------------------------------------------------------------------
                                            3 MONTHS ENDED          9 MONTHS ENDED
                                            July 29,   July 31,        July 29, July 30,
                                          2006         2005        2006            2005
----------------------------------------------------------------------------------------
Capital expenditures:
              Packaging products         $ 301        $ 832     $ 1,164         $ 4,314
              Pool products                 37          219         255             739
----------------------------------------------------------------------------------------
Total                                    $ 338       $ 1,051    $ 1,419         $ 5,053
========================================================================================

* As described in note 4, the capital equipment purchased by the Pool division was expensed in the quarter purchased.


6.   Related party transactions:

     During the third quarter 2006 the Company paid or accrued $45 for management fees under a consulting agreement that expires on July 1, 2009 to a company of which a director and officer thereof is related to a director and significant shareholder of Polyair Inter Pack Inc.

     During the third quarter 2006, following the evaluation of offers by several purchasers, the Company sold the Pool Accessories business of its Pool division to a company of which a former employee is a non-controlling shareholder.

     The Company is party to a Put/Call agreement, applicable to a property that has industrial contamination on which sits the Company's Toronto packaging production facility, with a company (the "Optionee") controlled by a director and significant shareholder. The Put/Call agreement allowed the Optionee the contractual right to purchase the property, subject to the standard conditions of obtaining free and clear title. It also included a transfer restriction clause wherein the Company agreed not to sell or otherwise dispose of the property without notice to the Optionee and without the purchaser of the property agreeing to the terms of the Put/Call agreement. In September 2004, the purchaser exercised the call on the property. However title to the property was not conveyed at that time, as the Company's lenders, who had a security charge against the property, did not provide their consent and free and clear title could not be obtained by the Optionee.

     Subsequent to the third quarter of 2006 the Company signed an agreement for the sale of this property with an unrelated third party. The agreement provides for the sale of the property for Cdn $9.8 million (US $8.7 million) with a secured vendor take back second mortgage of Cdn $1.6 million (US $1.4 million) and the balance to be paid in cash. The Company's lenders have provided their consent to the sale of the property to the unrelated third party, provided that the Company's indebtedness is reduced below a specified level. The Company has reached an agreement in principle with the Optionee for it to give up its transfer restriction rights to the property under the Put/Call agreement and to consent to the sale of the property in return for a payment of Cdn $1.5 million (US $1.3 million). The terms of the proposed payment were reviewed by an independent committee of the Company's Board of Directors and has been consented to by the Company's lenders provided the Company's indebtedness is reduced below a specified level.


7.   Discontinued operations:

     The assets and operating results of the Pool division have been classified as discontinued operations and comparative figures have been restated. During the nine month period ended July 29, 2006, the Company recorded a net loss of $13,167 (2005 - $6,243) net of an income tax recovery of $3,610 (2005 - $2,308) in respect of the Pool division. Net revenues applicable to the Pool division were $59,666 (2005 - $66,254).

     The Company is in the process of completing the sale of the Pool division. It sold the Pool Accessories business in the third quarter 2006 and the Above Ground Pool business subsequent to the third quarter 2006. Furthermore, subsequent to the end of the third quarter 2006 the Company entered into an agreement to sell its Pool Equipment business and it expects that the sale of this business unit will be completed within the fourth quarter of 2006. The Company is using proceeds from the sale of the various pool businesses to pay down secured bank debt associated with the Pool division.

8.   Contingencies:

     In the course of operations, the Company may be subject to litigation, claims and disputes. In the second quarter 2006 the Company reported a dispute with a previous insurer who is claiming premiums for prior years. Subsequent to the end of the third quarter 2006 the Company reached an agreement in principle which would involve a settlement of Cdn $150.

9.   Subsequent events:

     Subsequent to the end of the third quarter 2006 the Company sold the Above Ground Pool business of its Pool division. Additionally it entered into an agreement in principle to sell the Pool Equipment business of the Pool division. In each case, the Company sold inventory, equipment and intellectual property associated with these businesses for total consideration that was less than the total book value of the assets sold. The purchaser of the Above Ground Pool business has also assumed certain employees of the Pool division and as a result, severance costs associated with discontinuation of the business were reduced. The equipment associated with the sales was written down in the fourth quarter 2005 and further written down in the third quarter 2006. The Company has also booked a charge against its third quarter 2006 earnings to reflect the loss that will be taken on the inventory sales.

     Subsequent to the end of the third quarter 2006, the Company entered into an agreement for the sale and leaseback of its packaging Toronto production facility with an unrelated third party. Under the terms of the agreement, the Company will sell the property for Cdn $9.8 million (US $8.6 million) of which Cdn $8.2 million (US $7.2 million) will be received in cash upon the closing of the deal. The Company will take back a secured second mortgage on the property of Cdn $1.6 million (US $ 1.4 million) which will be payable in full in 2011. The agreement also provides for the Company to enter into a 10 year lease agreement with the purchaser who will have the right of offset against the second mortgage if lease payments are not made when due. The Company expects to conclude the sale and lease back of the property with the unrelated third party in early October 2006.

10.  Comparative figures:

     The 2005 Consolidated Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2006 Consolidated Interim Financial Statements.

Polyair Inter Pack Inc.
Three and Nine months ended July 29, 2006

Management's Discussion and Analysis

This following management's discussion and analysis ("MD&A") contains a review of the financial conditions, results of operations, liquidity and capital resources of Polyair Inter Pack Inc. (the "Company") for the three and nine months ended July 29, 2006. It also provides an update on other aspects covered in detail in the 2005 annual MD&A, such as the Company's business, its development strategy, business risks that the Company faces, and critical accounting estimates. This MD&A should be read in conjunction with the Company's July 29, 2006 unaudited third quarter financial statements and the 2005 annual MD&A. The Company's annual information filings, its unaudited, quarterly financial results for the reporting periods ended 2006 and 2005 can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.

In this document and in the Company's financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the financial statements and this MD&A are expressed in US dollars.

Forward-Looking Statements:
Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements are based on current expectations of management and involve risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements contained herein are based on information available as of September 11, 2006. Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter any forward-looking statements contained herein.

Corporate Overview

Polyair Inter Pack Inc. ("Polyair" or the "Company") manufactures products for the protective packaging and the swimming pool industries. The Packaging division sells its products principally in North America to distributors and retailers who service a wide variety of end users. The Pool division serves distributors and retailers in North America and in 2005 exported approximately 16% (2004-15%) of its products outside of North America.

In late 2005, the Polyair Board of Directors determined that the Pool division should be divested and in early 2006 the Company concluded that the Pool division would likely be divested within a year. As a consequence the Company has reported this division's results as a discontinued operations in its 2006 fiscal year. To complete the divesture of the Pool division, the Company engaged an advisor who approached prospective purchasers in North American and Europe. From these efforts the Company received several expressions of interest and entered into negotiations with prospective purchasers. These negotiations did not materialize into a sale of the entire Pool division due to the inadequacy of the consideration being offered or the inability of the purchasers to obtain adequate financing. In light of this outcome, the Company, in consultation with its advisors, determined that it would be best to operate the Pool division for the balance of the season and to simultaneously pursue the sale of the division's assets by seeking buyers for the principal product units - Pool Accessories, Above Ground Pools and Pool Equipment. In June 2006 the Company completed the sale of its Pool Accessories unit and in early September 2006 it concluded the sale of the Above Ground Pools unit. Subsequent to the end of the third quarter 2006 the Company entered into an agreement in principle to sell the remaining product unit, Pool Equipment and expects to close this sale before mid October 2006. All of these sales have involved the sale of inventory, production equipment and intellectual property associated with the product group. The buyers of these assets have assumed a certain number of employees, have agreed to provide product warranty support and to assist in accounts receivable collection.

After affecting these sales the Company will operate with its Packaging division as its principal business. The Packaging division over the last two years has been consolidating its Toronto manufacturing facilities from three facilities to a single plant. The division now manufactures its products in two Canadian and seven US plants. The principal raw material used in this division's manufacturing is polyethylene resin and sources the material from several North American suppliers. Product development is focused on providing more specialized protective packaging solutions to the marketplace and this is undertaken in-house and through joint ventures and licensing arrangements. Sales of protective packaging materials are typically not subject to seasonal variation, although, the fourth quarter revenues are generally the highest.

The Company in anticipation of the divesture of the Pool division and to improve the profitability of its Packaging division has reduced its personnel and is implementing a manufacturing process improvement program aimed at increasing its plant efficiency and throughput capacity. In this regard severance and other costs of $300,000 relating to the continuing Packaging division were accrued in the third quarter of 2006. The Packaging division has also introduced sales programs aimed at increasing product volumes.

Losses incurred in the Pool division have strained the Company's liquidity and have negatively affected its ability to be in compliance with its operating loan agreement. In addition to the sale of the Pool division, Management has also reviewed the potential sale of other non-core assets and has adopted the above-mentioned actions to improve the profitability of the packaging business. The Company is also seeking new financing to provide sufficient funding for the Company to grow its packaging business.


Third quarter ended July 29, 2006 -
Review of consolidated operating results

Sales from continuing operations

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months      %         9 months      %      9 months      %
                        ended     Sales      ended     Sales         ended     Sales      ended     Sales
                      July 29,             July 31,                July 29,             July 31,
                         2006                 2005                    2006                 2005
                     ------------         ------------            ------------         ------------
United States           $ 24,686   79%       $ 22,071   79%          $ 72,652   80%       $ 69,518   81%
Canada                     6,647   21%          5,738   21%            17,934   20%         15,842   19%
                     ------------         ------------            ------------         ------------
Total                   $ 31,333   100%      $ 27,809  100%          $ 90,586   100%      $ 85,360  100%
                     ============         ============            ============         ============
-----------------------------------------------------------------------------------------------------------

Three months ended July 29, 2006
Packaging sales were 12.7% higher in the third quarter of 2006 as compared to the same period in 2005. The sales increase is in part due to price increases that were announced in late 2005 and in the first quarter of 2006. Sales volumes increased as a result of market initiatives that the Company began late in the second quarter 2006.

PSC, a polystyrene manufacturer controlled by the Company, increased its sales in the quarter by 10% compared to the same period in 2005. PXL, a joint venture that produces cross-linked polyethylene, reported sales in the quarter that were essentially flat with 2005. VCI 2000, a joint venture that markets vapour corrosion inhibited film launched in early 2006, reported sales of $183,000.

Nine months ended July 29, 2006
Sales in the first nine months of 2006 were 6.1% higher compared to results reported in 2005. The strengthening Canadian dollar contributed 1.3% of the total increase. The Packaging division announced price increases effective
October and December 2005 and the effect of these price increases partially contributed to the sales growth in fiscal 2006. Sales volumes, on a year over year basis, declined in the first quarter of 2006, were essentially flat in the second quarter and experienced growth in the third quarter 2006.

PSC sales for the period increased by 14% over 2005, PXL increased by 7% and VCI 2000 sales for the nine months amounted to $869,000.


Gross profit from continuing operations

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months      %         9 months      %      9 months      %
                        ended     Sales      ended     Sales         ended     Sales      ended     Sales
                      July 29,             July 31,                July 29,             July 31,
                         2006                 2005                    2006                 2005
                     ------------         ------------            ------------         ------------
Gross profit*            $ 5,340   17%        $ 3,905   14%          $ 11,900   13%       $ 12,977   15%

-----------------------------------------------------------------------------------------------------------

* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.

Three months ended July 29, 2006
Gross profit as a percentage of sales in the Packaging division increased to 17% in the third quarter of 2006 as compared to 14% in the same period of 2005 and also improved from the second quarter of this year. The gross profit improvement of $1.4 million in the third quarter of 2006 as compared to the same period last year was due to the following factors:

o Material costs and product selling prices: The Packaging division's principal raw material is polyethylene, and its cost has trended lower after a spike in resin prices in late 2005 brought on by supply disruptions due to hurricanes in the Gulf Coast. During the third quarter 2006, resin prices declined by approximately 13% from the second quarter 2006 but remained 7% higher compared to the third quarter of 2005. The Company has implemented price increases that have mostly offset the higher cost of resin but continues to seek higher selling prices to return its product margins to historical levels. It has announced a price increase for September 2006 that should help further restore product margins.

o Overhead costs: Over the last two years the Company has been consolidating its Toronto production facilities and most recently in the first quarter of 2006 closed its Rexdale film manufacturing facility. This consolidation has resulted in lower rent, utilities and other facilities related charges.

o Labour expense: The Company has taken steps to reduce its factory supervision and labour expenses and in the third quarter of 2006 it was able to produce a higher volume of goods with slightly lower labour input costs than it had in 2005.

Nine months ended July 29, 2006
Gross profit as a percentage of sales declined to 13% from 15% in the first nine months of 2005, in large part due to a much weaker first quarter. Resin prices in the first quarter 2006 were substantially higher than those reported in the same period last year and the Company's increase in selling prices lagged behind the resin price increases during the first quarter 2006. Product volumes on a year over year basis declined in the first quarter 2006 and were essentially flat in the second quarter 2006, resulting in reduced labour and overhead absorption. The Packaging division experienced volume growth in the third quarter 2006 and margins improved as fixed costs absorption increased.


Selling, general and administrative expenses from continuing operations
-----------------------------------------------------------------------------------------------------------
(In `000s of USD )            3 months     %    3 months     %        9 months     %     9 months     %
                                ended    Sales    ended    Sales        ended    Sales    ended     Sales
                              July 29,          July 31,              July 29,           July 31,
                                 2006              2005                  2006              2005
                              ----------        ----------           ------------       -----------
Selling                         $ 2,345   7%      $ 2,880   10%          $ 7,101   8%      $ 7,454   9%
General and administrative        1,894   6%        1,462    5%            5,615   6%        5,628   7%
                              ----------        ----------           ------------       -----------
                                $ 4,239   14%     $ 4,342   16%         $ 12,716  14%     $ 13,082   15%
                              ==========        ==========           ============       ===========

-----------------------------------------------------------------------------------------------------------

Selling expenses have decreased from 2005 on both a quarterly and year-to-date basis as a result of reduced spending on advertising, promotion and general selling expenses.

General and administrative expenses in the third quarter 2006 increased due to the stronger Canadian dollar, the inclusion of new joint venture administration costs, severance costs associated with a reduction in the Packaging division's personnel and costs related to advisory fees. The year-to-date difference is reduced by a significant bad debt expense incurred in 2005. Prior period General and administrative expenses have been restated to reflect comparative treatment of the allocation of these expenses to different operating divisions.


Net interest expenses and other, incomes taxes from continuing operations

-------------------------------------------------------------------------------------------------
(In `000s of USD )                 3 months        3 months         9 months        9 months
                                     ended           ended           ended            ended
                                   July 29,        July 31,         July 29,        July 31,
                                      2006            2005            2006             2005
                                -----------------------------------------------------------------
Interest on debt                    $ 729            $ 490        $ 1,924          $ 1,533
Amortization of deferred               40              102             99              216
       finacing costs
Unrealized foreign exchange
   loss (gain)                        138              (89)          (100)             145
Non-controlling interest and other   (214)              54           (294)             169
                                ----------      -----------     ----------       ----------
Total interest expense and other      693              557          1,629            2,063
Income taxes (recovery)               257             (774)          (464)          (1,105)

-------------------------------------------------------------------------------------------------


Net interest expense and other in the third quarter of 2006 increased due to an increase in interest rates. Although the average monthly debt balance was reduced from an average of $36.3 million for the third quarter of 2005 to $31.7 million for the third quarter of 2006, the average interest rate charged increased from 5.1% to 8.8% for the comparable periods.

For the nine months ended July 2006 the average debt balance was $32.5 million whereas for the comparable 2005 period it was $37.3 million. The average interest rate charged for the first nine months of 2005 was 5.1% whereas for the first nine months of 2006 it was 7.6%. Interest on long-term debt increased as a result of increases in the prime rate that occurred during 2005 and 2006 and due to higher spreads the Company is being charged under the terms of its bank line which was renewed in October 2005 and then further amended during 2006.

The weakening of the Canadian dollar against the US dollar during the third quarter of 2006 resulted in a small unrealized foreign exchange loss during that quarter. However on a year to date basis, the Canadian dollar has strengthened against the US dollar resulting in a year to date unrealized foreign exchange gain.

The Company is subject to different taxes on income earned in the US and Canada and its effective income tax rate fluctuates depending upon the geographic source of its earnings. The effective income tax recovery rate on losses from continuing operations in the third quarter of 2006 was 62% compared with 19 % of net loss before income taxes in the third quarter of 2005. The rate change is due primarily to changes in the Company's profitability among its various taxing jurisdictions and the fact that gains or losses in certain of the legal entities are taxed as capital items or are the subject of valuation allowances.

Net loss and loss per share from continuing operations

-------------------------------------------------------------------------------------------------------
(In `000s of USD )                 3 months          3 months           9 months          9 months
                                     ended            ended              ended              ended
                                   July 29,          July 31,           July 29,          July 31,
                                      2006             2005               2006               2005
                                ------------    -------------      -------------      -------------
Net (loss) income                     $ 151           $ (220)          $ (1,981)          $ (1,063)
Convertible note charge                (117)             (60)              (210)              (109)
                                ------------    -------------      -------------      -------------

Loss available to common shareholders  $ 34           $ (280)          $ (2,191)          $ (1,172)

Weighted average number of common
 shares outstanding
     Basic                        6,797,250        6,770,638          6,797,250          6,607,617
     Diluted                      7,396,052        6,770,638          6,797,250          6,607,617
Net (loss) income per share
     Basic                           $ 0.01          $ (0.04)           $ (0.32)           $ (0.18)
     Diluted                         $ 0.00          $ (0.04)           $ (0.32)           $ (0.18)

--------------------------------------------------------------------------------------------------------

Net profit from continuing operations in the third quarter 2006 was $0.2 million, compared with net loss of $0.2 million in the same period from 2005.

Common shares outstanding increased from the third quarter of 2005 as a result of the exercise of approximately 7,000 options for net proceeds of $37 in the fourth quarter of 2005. No options were exercised in the first nine months of fiscal 2006.

Discontinued operations

Three months ended July 29, 2006
The Company completed the sale of the Pool Accessories product unit in June 2006. Pool division sales in the third quarter of 2006 were $21.0 million compared with $22.9 million in 2005. The Pool division had a negative gross margin on these sales of $4.1 million in the third quarter of 2006 compared to $0.3 million gross profit a year earlier. The 2006 third quarter gross margin was reduced by a $3.1 million write-down of inventory to reflect realizable values that would be obtained on the sale of the Above Ground Pool and for the Pool Equipment product units. Margins were also reduced by additional price discounts offered to customers in order to move inventory.

In September 2006 the Company completed the sale of its Above Ground Pool product unit and has entered into an agreement in principle to sell the Pool Equipment product unit.

Selling expenses in the third quarter 2006 declined as the sale of the Pool Accessories product unit in June 2006 resulted in a substantial reduction of personnel. General and administrative expenses increased as the Pool division incurred higher bank charges and professional fees associated with the restructuring and sale of its business. The Pool division also accrued $1.9 million of severance costs associated with employees that are not being assumed by buyers of the three product groups. The Pool division also increased its provision for doubtful accounts by $0.6 million in the third quarter 2006. The Company continued the policy that it adopted in the fourth quarter of 2005 of not recognizing all the benefit of tax recoveries on losses incurred in its Canadian pool subsidiary.

The net loss from discontinued operations was $7.7 million in the third quarter of 2006 compared with a net loss of $2.7 million in the corresponding period from 2005, the difference principally being due to the asset write-downs, severance costs and increased provisions for doubtful accounts.

Nine months ended July 29, 2006 Product sales in the first quarter of 2006 were $4.0 million lower than the same period in 2005 due to lower purchases from its European customers who had a poor season in 2005. In the second quarter 2006 the Pool division reported revenues that were comparable to those reported last year. In the third quarter 2006 the Pool division reported revenues that were lower as it was unable to purchase materials to meet demand due to insufficient working capital.

The lower sales volume, coupled with discounts offered to move inventory and inventory write downs booked in the third quarter 2006 resulted in gross margins for the nine months of negative $0.5 million versus positive $3.3 million in 2005.

Selling expenses were lower in the nine months of 2006 as a result of the sale of the Pool Accessories product unit and the termination of a significant portion of the sales force. General and administrative expenses were higher by $4.0 million due to a $1.9 million accrual for severance of employees, an increase in the provision for doubtful accounts of $0.6 million and professional fees incurred for the sale of the Pool division's assets. The Company also recorded higher interest and bank charges in the nine months of 2006 compared to 2005.

Summary of quarterly results from Quarter 3, 2006 to Quarter 4, 2004
------------------------------------------------------------------------------------------------------------------------------------
(In 000's USD)
                                                            2006                                   2005 *                      2004*
                                                ------------------------------  ----------------------------------------    --------
                                                 Q3          Q2          Q1         Q4         Q3         Q2        Q1         Q4
                                                ------------------------------  ----------------------------------------    --------
Sales from continuing operations                31,333     29,907      29,346     31,906    27,809     28,149    29,402      28,941
Gain (loss) income before taxes and
 extraordinary gain from continuing operations     408      (822)     (2,031)    (1,025)     (994)      (483)     (691)     (1,450)
                                                ------------------------------  ----------------------------------------    --------

Net (loss) income from continuing operations     $ 151     $ (502)   $ (1,630)  $ (1,602)   $ (220)    $ (335)   $ (508)    $(1,893)
                                                ==============================  ========================================    ========

Net (loss) income from discontinuing operations (7,702)    (1,797)     (3,669)    (6,761)   (2,673)    (1,266)   (2,304)        755
                                                ------------------------------  ----------------------------------------    --------

Net (loss) income                              $(7,551)  $ (2,299)   $ (5,298)  $ (8,363) $ (2,893)  $ (1,601) $ (2,812)    $(1,138)
                                                ==============================  ========================================    ========


Convertible note charge                         $ (117)      $ (3)      $ (90)     $ (49)    $ (60)     $ (10)    $ (39)      $ (40)
Net (loss) income per share from continuing
 operations
       Basic                                    $ 0.01    $ (0.07)    $ (0.25)   $ (0.24)  $ (0.04)   $ (0.06)  $ (0.08)    $ (0.31)
       Diluted                                  $ 0.00    $ (0.07)    $ (0.25)   $ (0.24)  $ (0.04)   $ (0.06)  $ (0.08)    $ (0.31)
                                                ------------------------------  ----------------------------------------    --------

Net (loss) income per share from discontinuing
 operations
       Basic                                   $ (1.13)   $ (0.27)    $ (0.54)   $ (1.00)  $ (0.40)   $ (0.19)  $ (0.36)     $ 0.12
       Diluted                                 $ (1.13)   $ (0.27)    $ (0.54)   $ (1.00)  $ (0.40)   $ (0.19)  $ (0.36)     $ 0.14
                                              --------------------------------  ----------------------------------------    --------

Net (loss) income per share
       Basic                                   $ (1.13)   $ (0.34)    $ (0.79)   $ (1.24)  $ (0.44)   $ (0.25)  $ (0.44)    $ (0.19)
       Diluted                                 $ (1.13)   $ (0.34)    $ (0.79)   $ (1.24)  $ (0.44)   $ (0.25)  $ (0.44)    $ (0.19)
                                              --------------------------------  ----------------------------------------    --------
------------------------------------------------------------------------------------------------------------------------------------


* The reader is referred to the Company's 2005 and 2004 annual and interim MD&A for a review of quarterly earnings. The comparative 2005 and 2004 numbers have been reclassified from the numbers previously presented to segregate the loss from discontinued operations. The comparative income /(loss) and earnings per share figures for the fourth quarter of 2004 includes the impact of an extraordinary gain of $948. Related party transactions

Professional consulting fees of Cdn $51,000 (USD $45,000) were paid or accrued to a company a director and officer of which is related to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties. Under this agreement, the Company is committed to pay an annual management fee of Cdn $205,000 until July 1, 2009.

As previously disclosed, the Company is party to a Put/Call agreement, applicable to a property that has industrial contamination on which sits the Company's Toronto packaging production facility, with a company (the "Optionee") controlled by a director and significant shareholder. The Put/Call agreement allowed the Optionee the contractual right to purchase the property, subject to the standard conditions of obtaining free and clear title. It also included a transfer restriction clause wherein the Company agreed not to sell or otherwise dispose of the property without notice to the Optionee and without the purchaser of the property agreeing to the terms of the Put/Call agreement. In September 2004, the purchaser exercised the call on the property. However title to the property was not conveyed at that time, as the Company's lenders, who had a security charge against the property, did not provide their consent and free and clear title could not be obtained by the Optionee.

In its first quarter 2006 report the Company announced that it had entered into a purchase and sale agreement on this property with an independent third party and that the agreement was subject to the completion of certain environmental due diligence and financing, the consent of the Optionee and the Company's lenders. In its second quarter 2006 report the Company reported that the purchaser had not been able to meet the conditions for the purchase of the property and that the offer had lapsed. Subsequent to the third quarter 2006 this purchaser completed its environmental due diligence and resubmitted a binding offer to purchase. It offered to purchase the property for Cdn $9.8 million (US $8.7 million) with a secured vendor take back second mortgage of Cdn $1.6 million (US $1.4 million) and the balance to be paid in cash. The Packaging division would enter into a ten year lease and the purchaser would have the right of offset against the vendor take back mortgage if the Packaging division was unable to make its lease payments.

The Company has reached an agreement in principle with the Optionee for it to give up its transfer restriction rights to the property under the Put/Call agreement and to consent to the sale of the property in return for a payment of Cdn $1.5 million (US $1.3 million). The terms of the proposed payment were reviewed by an independent committee of the Company's Board of Directors and has been consented to by the Company's lenders provided the Company's indebtedness is reduced below a specified level. The Company expects the sale and lease back of the property to occur in early October 2006.

Liquidity and capital resources

Cash flows and working capital
-----------------------------------------------------------------------------------------------------------------------------
(In 'oos USD                                                3 months        3 months             9 months       9 months
                                                             ended           ended                ended         ended
                                                         July 29, 2006      July 31, 2005     July 29, 2006  July 31, 2005
                                                         -------------   -------------       -------------   -------------
Cash flow from operations before changes
  in non-cash operating working capital                      $ (4,206)       $ (2,860)           $ (8,990)       $ (3,785)
Changes in non-cash working capital                            33,611          32,261              14,420             415
                                                         -------------   -------------       -------------   -------------
Cash flow from operating activities                            29,405          29,401                5,430         (3,370)
Net proceeds (acquisitions) of property, plant
  and equipment                                                   160          (1,051)               (803)         (5,004)
                                                         -------------   -------------       -------------   -------------

Available cash flow (deficit)*                               $ 29,565        $ 28,350             $ 4,627        $ (8,374)
-----------------------------------------------------------------------------------------------------------------------------

* Available cash flow (deficit) is not a recognized measure under Canadian generally accepted accounting principles and the readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flows may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment and intangible assets.

Three months ended July 29, 2006
The Company used $4.2 million of cash in operations in the third quarter of 2006 compared with $2.9 million in the third quarter of 2005. Operating working capital (defined as current assets net of current liabilities, excluding the current portion of long-term debt, future income tax assets and liabilities) was negative $14.3 million at July 29, 2006 compared with a positive position of $9.4 million at July 31, 2005. The erosion of $23.7 million from the prior year in operating working capital stemmed primarily from the operating losses incurred, the repayment of term debt, capital expenditures undertaken and the write-down of assets held for sale.

The Company identified in its 2005 annual report that it will seek to improve the efficiency of its working capital assets. In the third quarter of 2006 Packaging division accounts receivables days outstanding declined to 54 days from 57 days in 2005. Inventory levels were reduced by $3.7 million from the same period in 2005 and $3.2 million from levels maintained at year-end.

Included under Assets held for sale are accounts receivable and inventory of the Pool division. These assets have declined from levels recorded at the end of the second quarter as the Pool division has completed its peak season. Inventories have been written down by $4.4 million year to date and the remaining inventory is expected to be converted into cash by October 31, 2006. After the sale of inventory and fixed assets pursuant to offers the Company has received the principal remaining asset will be accounts receivable. The Pool division has increased its provision for doubtful accounts to reflect discounts and offsets that may be required in the collection of these receivables. Proceeds from the sale of the remaining assets and the collection of accounts receivables will be used to retire the bank debt and pay trade payables.

In the third quarter of 2006, the Company invested $0.3 million in new equipment and product development costs for the Packaging division; primarily for various improvements to machinery and equipment and new Airspace equipment. The Packaging division also sold $0.2 million of surplus equipment and these funds were to pay for capital expenditures undertaken in the quarter 2006. There was no investment in new capital items for the Pool division in 2006 (other than for replacement parts). Comparably, in the third quarter of 2005, $0.8 million was invested primarily for expanding production capacity for some of the Packaging product lines, the Airspace equipment program, and on leasehold improvements to the Company's pool products manufacturing facility in Toronto.

In the third quarter of 2006 the Company's reduction of accounts receivable and inventory, after capital expenditures and repayment of term debt resulted in a decrease of short-term bank indebtedness of $28.8 million ($27.1 million in the third quarter of 2005).

Nine months ended July 29, 2006 In 2006 the Company used $9.0 million of cash in operations compared to $3.8 million in the first nine months of 2005. In 2006 the majority of this cash was used to finance losses in the Pool division.

In the first nine months of the year, the Packaging division invested $1.2 million in new equipment. The Company's level of expenditures for the balance of 2006 is expected to remain considerably lower than amounts spent in 2005.


Capitalization and Funding

----------------------------------------------------------------------------------------------------------------------
                                                                                       As at, ended
(In '000s USD)                                                    As at, ended         October 31,    As at, ended
                                                                  July 29, 2006           2005        July 31, 2005
                                                                ------------------------------------------------------
Amount drawn on operating credit facilities                            $19,371          $21,096            $27,201
Remaining borrowing availability based on collateral values              2,004              519              1,250

Net funded debt*                                                        37,352           42,133             48,906
Shareholders equity                                                      9,196           23,713             31,409
Net funded debt to shareholders equity                                     4.1              1.8                1.6

Operating working capital (consolidated)                               (14,267)           3,530              9,352
Accounts receivable days outstanding in continuing operations               54               54                 57
Inventory turnover in continuing operations                                6.5              4.8                4.1

Net increase (decrease) in long term debt (9 and 12 months)             (2,885)          (3,964)            (3,348)
Issuance of common shares (9 and 12 months)                                  -            1,670              1,631

----------------------------------------------------------------------------------------------------------------------

* Net funded debt is not a recognized measure under Canadian generally accepted accounting principles and readers are cautioned that Net funded debt should not be considered as an alternative to long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portions of the convertible note.

The Company's bank line availability is determined by its levels of eligible accounts receivable and inventory. At the end of the second quarter this year the Company had $49 million borrowed under its line of credit that included borrowings under a $5 million interim working capital facility. The Company has reduced debt outstanding under its line of credit to $19.4 million and the interim working capital loan has been repaid in full. The Company posts letters of credit to support payment obligations such as finished goods imports, bond maturities and rent. At July 29, 2006 of the $3.5 million of letters of credit outstanding, $2.4 million were in support of Industrial Revenue Bonds issued by the Company. The available borrowing limit based on collateral balances at July 29, 2006 was $24.9 million against which the Company has issued letters of credit of $3.5 million and has drawn $19.4 million for operating cash.

In addition to its working capital requirements, Polyair will require funding to pay for capital expenditures and to service its debt obligations. In prior years, a portion of this funding requirement was provided by term bank debt and equipment loans that the Company assumed. At July 29, 2006, the Company had $17.3 million of term debt of which 26.3% is fixed rate debt. The financial results of the Company has meant that it is unable to obtain equipment financing on the terms and conditions that it had obtained in prior years. As a result it is dependent on its operating lender for both its working capital needs and long term asset financing. Accumulated losses in the Pool division have reduced the working capital of the Company and bank line is not sufficient to fund its cash requirements. To fund the shortfall it will need to complete the sale of the real estate.

In connection with the renewal of the Company's banking facilities in October 2005 the Company's lenders required the Company to complete the sale of the Pool division by February 28, 2006 and to satisfy certain financial covenants. Additionally, the Company committed to raise $10 million in new capital by March 31, 2006, in the event that it was not successful in selling the Pool division. During and subsequent to the third quarter the lenders have agreed to amendments that accommodate the losses the Company has incurred principally in its pool business, to allow the sale and leaseback of the property and to extend the requirement that the Company complete the sale of the Pool division or raise additional capital to October 31, 2006. With these amendments the Company is in compliance with all of its bank loan covenants.

The Company's ability to meet its amended covenants is dependent on an improvement in its profitability. At July 29, 2006, this improvement was not clearly established and it is therefore likely that in future periods the Company may not be in compliance of its revised covenants. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in the Consolidated Financial Statements. There can be no assurance that the Company will realize the necessary improvement in profitability in order to meet the revised bank covenants or that the additional debt or equity financing will be available when required or that it can be secured on satisfactory terms.

Disclosure of outstanding share data

Polyair Inter Pack's common shares are listed on the Toronto and American Stock Exchanges under the symbol PPK. As at July 29, 2006, there were 6,797,250 common shares issued and outstanding along with 148,900 stock options. Each vested stock option entitles the holder to purchase one common share. The Company also has a $5 million convertible note outstanding that can be converted at the option of the holder into 598,802 common shares. The Company may prepay this note or convert it into 598,802 Series A Preference shares at any time after March 31, 2006.

Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. Significant accounting estimates and assumptions are discussed in detail in the 2005 annual MD&A.

Recently issued accounting pronouncements

No new accounting pronouncements were issued in 2006 that impacted the preparation of the Consolidated Financial Statements.

Risks and uncertainties

Polyair Inter Pack's business is subject to a number of broad risks and uncertainties including adequacy of its capital resources, risk on completion of the above mentioned asset sales, seasonality, general economic conditions and commodity prices, competition, product liability and Canadian and US government policies and regulations regarding environmental, health, transportation and safety. Other than for the risk on completion of asset sales, these risks and uncertainties are discussed in the Company's 2005 annual MD&A.


Outlook

The market for protective packaging products is very competitive and the Company expects that while it has been successful in recent months in regaining a portion of the sales volumes lost in the earlier part of the year, its margins will continue under pressure until it implements price increases to return its product margins to historical levels. It has also undertaken to streamline its continuing business with a view to reduce the breakeven level of the company. Over the next year it expects initiatives that it has begun to improve the efficiency of its manufacturing operation to result in lower product costs and increase throughput capacity.

The Company expects that the sale of the remainder of the Pool division will be completed within the next sixty days. It also expects to conclude the sale and leaseback of its Toronto head office building and it is seeking to raise additional capital to restore its balance sheet, which has been substantially impacted by losses incurred by the Pool division.

                                  Form 52-109F2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.



I, Michael Freel, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the period ending July 29, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: September 11, 2006.


"Michael Freel"





Michael Freel
Director of Finance
Polyair Inter Pack Inc.

                                  Form 52-109F2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.



I, Victor D'Souza, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the period ending July 29, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: September 11, 2006.

"Victor D'Souza"





Victor D'Souza
Interim Chief Executive Officer
Polyair Inter Pack Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: September 14, 2006                By:/s/MICHAEL FREEL
                                        Michael Freel, Director of Finance